ทะเบียนเลขที่ บมจ. 53

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ L2๔๖.1/2004

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

04045570

October 14, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Progress Report on PTTEP's sale of Medco shares
Reference: Letter PTTEP No. 1.910/ L. 246 /2004, dated August 13, 2004

Reference is made to PTT Exploration and Production Public Company Limited's (PTTEP) indirect investment of 34.20% (through a 40% holding in News Link Energy Resources), in PT Medco Energi Internasional Tbk. (Medco), an Indonesian petroleum producer.

PTTEP wishes to announce that it is in the initial stage of negotiating the sale of the above- mentioned shares. The decision still depends on various factors. PTTEP will report further progress in due course.

Yours sincerely,

Maroot Mrigadat
President

10/20